Exhibit 99.2

Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Period Ended December 31, 2011

(Canadian Dollars)

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME (unaudited)

For the period ended December 31,		Three Months Ended		Twelve Months Ended
($ millions, except per share amounts)		2011	2010 (1)	2011	2010 (1)

Gross Sales	(Note 1)	4,480	3,471	16,185	13,090
Less: Royalties		151	108	489	449
Revenues		4,329	3,363	15,696	12,641
Expenses	(Note 1)
Purchased product		2,531	2,040	9,090	7,551
Transportation and blending		396	270	1,369	1,065
Operating		386	307	1,406	1,286
Production and mineral taxes		9	8	36	34
(Gain) loss on risk management	(Note 21)	230	198	(248)	(324)
Depreciation, depletion and amortization		383	324	1,295	1,302
Exploration expense		-	3	-	3
General and administrative		89	89	295	246
Finance costs	(Note 5)	112	120	447	498
Interest income	(Note 6)	(30)	(34)	(124)	(144)
Foreign exchange (gain) loss, net	(Note 7)	(30)	(28)	26	(51)
(Gain) loss on divestiture of assets	(Note 14)	(104)	3	(107)	(116)
Other (income) loss, net		3	(12)	4	(13)
Earnings Before Income Tax		354	75	2,207	1,304
Income tax expense	(Note 8)	88	(3)	729	223
Net Earnings		266	78	1,478	1,081
Other Comprehensive Income (Loss), Net of Tax
Foreign currency translation adjustment		(25)	(26)	48	71
Comprehensive Income		241	52	1,526	1,152

Net Earnings per Common Share	(Note 22)
Basic		0.35	0.10	1.96	1.44
Diluted		0.35	0.10	1.95	1.43

(1) Refer to Note 24 for the impact of adopting IFRS effective January 1, 2010.

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	2	For the period ended December 31, 2011

CONSOLIDATED BALANCE SHEETS (unaudited)

As at ($ millions)		December 31, 2011	December 31, 2010 (1)	January 1, 2010 (1)

Assets
Current Assets
Cash and cash equivalents		495	300	155
Accounts receivable and accrued revenues		1,405	1,059	982
Income tax receivable		-	31	40
Current portion of Partnership Contribution Receivable	(Note 10)	372	346	345
Inventories	(Note 11)	1,291	880	875
Risk management	(Note 21)	232	163	60
Assets held for sale	(Note 9)	116	65	-
Current Assets		3,911	2,844	2,457
Exploration and Evaluation Assets	(Notes 1,12)	880	713	580
Property, Plant and Equipment, net	(Notes 1,13)	14,324	12,627	12,049
Partnership Contribution Receivable	(Note 10)	1,822	2,145	2,621
Risk Management	(Note 21)	52	43	1
Income Tax Receivable		29	-	-
Other Assets	(Note 15)	44	281	192
Deferred Income Taxes		-	55	3
Goodwill	(Note 1)	1,132	1,132	1,146
Total Assets		22,194	19,840	19,049

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		2,579	1,843	1,605
Income tax payable		329	154	-
Current portion of Partnership Contribution Payable	(Note 10)	372	343	340
Risk management	(Note 21)	54	163	70
Liabilities related to assets held for sale	(Note 9)	54	7	-
Current Liabilities		3,388	2,510	2,015
Long-Term Debt	(Note 16)	3,527	3,432	3,656
Partnership Contribution Payable	(Note 10)	1,853	2,176	2,650
Risk Management	(Note 21)	14	10	4
Decommissioning Liabilities	(Note 17)	1,777	1,399	1,185
Other Liabilities	(Note 18)	128	346	246
Deferred Income Taxes		2,101	1,572	1,484
Total Liabilities		12,788	11,445	11,240
Shareholders’ Equity		9,406	8,395	7,809
Total Liabilities and Shareholders’ Equity		22,194	19,840	19,049

(1) Refer to Note 24 for the impact of adopting IFRS effective January 1, 2010.

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	3	For the period ended December 31, 2011

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (unaudited)

($ millions)	Share Capital (Note 19)	Paid in Surplus	Retained Earnings	AOCI	(2)	Total

Balance as at January 1, 2010 (1)	3,681	4,083	45	-		7,809
Net earnings	-	-	1,081	-		1,081
Other comprehensive income (loss)	-	-	-	71		71
Common shares issued under option plans	35	-	-	-		35
Dividends on common shares	-	-	(601)	-		(601)
Balance as at December 31, 2010 (1)	3,716	4,083	525	71		8,395
Net earnings	-	-	1,478	-		1,478
Other comprehensive income (loss)	-	-	-	48		48
Common shares issued under option plans	64	-	-	-		64
Stock-based compensation expense	-	24	-	-		24
Dividends on common shares	-	-	(603)	-		(603)
Balance as at December 31, 2011	3,780	4,107	1,400	119		9,406

(1) Refer to Note 24 for the impact of adopting IFRS effective January 1, 2010.

(2) Accumulated Other Comprehensive Income.

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	4	For the period ended December 31, 2011

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the period ended December 31,		Three Months Ended		Twelve Months Ended
($ millions)		2011	2010 (1)	2011	2010 (1)

Operating Activities
Net earnings		266	78	1,478	1,081
Depreciation, depletion and amortization		383	324	1,295	1,302
Deferred income taxes	(Note 8)	24	(25)	575	141
Cash tax on divestiture of assets		13	-	13	-
Unrealized (gain) loss on risk management	(Note 21)	242	275	(180)	(46)
Unrealized foreign exchange (gain) loss	(Note 7)	(43)	(30)	(42)	(69)
(Gain) loss on divestiture of assets	(Note 14)	(104)	3	(107)	(116)
Unwinding of discount on decommissioning liabilities	(Notes 5,17)	19	17	75	75
Other		51	3	169	44
		851	645	3,276	2,412
Net change in other assets and liabilities		(20)	(14)	(82)	(55)
Net change in non-cash working capital		121	24	79	234
Cash From Operating Activities		952	655	3,273	2,591

Investing Activities
Capital expenditures – exploration and evaluation assets	(Note 12)	(186)	(159)	(527)	(350)
Capital expenditures – property, plant and equipment	(Note 13)	(767)	(590)	(2,265)	(1,851)
Proceeds from divestiture of assets		165	(3)	173	309
Cash tax on divestiture of assets		(13)	-	(13)	-
Net change in investments and other		(7)	1	(28)	4
Net change in non-cash working capital		137	97	130	95
Cash (Used in) Investing Activities		(671)	(654)	(2,530)	(1,793)

Net Cash Provided (Used) before Financing Activities		281	1	743	798

Financing Activities
Net issuance (repayment) of short-term borrowings		(6)	(22)	(9)	-
Net issuance (repayment) of revolving long-term debt		-	-	-	(58)
Proceeds on issuance of common shares		4	17	48	28
Dividends paid on common shares	(Note 22)	(151)	(151)	(603)	(601)
Other		9	-	6	-
Cash From (Used in) Financing Activities		(144)	(156)	(558)	(631)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		-	(9)	10	(22)
Increase (Decrease) in Cash and Cash Equivalents		137	(164)	195	145
Cash and Cash Equivalents, Beginning of Period		358	464	300	155
Cash and Cash Equivalents, End of Period		495	300	495	300

(1) Refer to Note 24 for the impact of adopting IFRS effective January 1, 2010.

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	5	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries (together “Cenovus” or the “Company”) are in the business of the development, production and marketing of crude oil, natural gas and natural gas liquids (“NGLs”) in Canada with refining operations in the United States (“U.S.”).

Cenovus began independent operations on December 1, 2009, as a result of the plan of arrangement (“Arrangement”) involving Encana Corporation (“Encana”) whereby Encana was split into two independent energy companies, one a natural gas company, Encana, and the other an oil company, Cenovus. In connection with the Arrangement, Encana common shareholders received one share in each of the new Encana and Cenovus in exchange for each Encana share held.

Cenovus was incorporated under the Canada Business Corporations Act and its shares are publicly traded on the Toronto (“TSX”) and New York (“NYSE”) stock exchanges. The executive and registered office is located at #4000, 421 – 7th Avenue S.W., Calgary, Alberta, Canada, T2P 4K9. Information on the Company’s basis of presentation for these financial statements is found in Note 2.

The Company’s reportable segments are as follows:

•

Oil Sands, which consists of Cenovus’s producing bitumen assets at Foster Creek and Christina Lake, heavy oil assets at Pelican Lake, new resource play assets such as Narrows Lake, Grand Rapids and Telephone Lake, and the Athabasca natural gas assets. Certain of the Company’s operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, are jointly owned with ConocoPhillips, an unrelated U.S. public company.

•

Conventional, which includes the development and production of conventional crude oil, natural gas and NGLs in Alberta and Saskatchewan, notably the carbon dioxide enhanced oil recovery project at Weyburn, and the Bakken and Lower Shaunavon crude oil properties.

•

Refining and Marketing, which is focused on the refining of crude oil products into petroleum and chemical products at two refineries located in the U.S. The refineries are jointly owned with and operated by ConocoPhillips. This segment also markets Cenovus’s crude oil and natural gas, as well as third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

•

Corporate and Eliminations, which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, and financing activities. As financial instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues and purchased product between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventory.

The tabular financial information which follows presents the segmented information first by segment, then by product and geographic location. Capital expenditures are summarized at the end of the note.

Cenovus Energy Inc.	6	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Results of Operations (For the Three Months Ended December 31)

	Oil Sands		Conventional		Refining and Marketing
	2011	2010	2011	2010	2011	2010

Gross Sales	951	678	611	515	2,927	2,310
Less: Royalties	94	73	57	35	-	-
Revenues	857	605	554	480	2,927	2,310
Expenses
Purchased product	-	-	-	-	2,540	2,071
Transportation and blending	362	241	34	29	-	-
Operating	117	90	137	106	132	112
Production and mineral taxes	-	-	9	8	-	-
(Gain) loss on risk management	21	1	(50)	(80)	17	2
Operating Cash Flow	357	273	424	417	238	125
Depreciation, depletion and amortization	93	94	203	187	76	35
Exploration expense	-	3	-	-	-	-
Segment Income (Loss)	264	176	221	230	162	90

			Corporate and Eliminations		Consolidated
			2011	2010	2011	2010

Gross Sales			(9)	(32)	4,480	3,471
Less: Royalties			-	-	151	108
Revenues			(9)	(32)	4,329	3,363
Expenses
Purchased product			(9)	(31)	2,531	2,040
Transportation and blending			-	-	396	270
Operating			-	(1)	386	307
Production and mineral taxes			-	-	9	8
(Gain) loss on risk management			242	275	230	198
			(242)	(275)	777	540
Depreciation, depletion and amortization			11	8	383	324
Exploration expense			-	-	-	3
Segment Income (Loss)			(253)	(283)	394	213
General and administrative			89	89	89	89
Finance costs			112	120	112	120
Interest income			(30)	(34)	(30)	(34)
Foreign exchange (gain) loss, net			(30)	(28)	(30)	(28)
(Gain) loss on divestiture of assets			(104)	3	(104)	3
Other (income) loss, net			3	(12)	3	(12)
			40	138	40	138
Earnings Before Income Tax					354	75
Income tax expense					88	(3)
Net Earnings					266	78

Cenovus Energy Inc.	7	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Financial Results by Upstream Product (For the Three Months Ended December 31)

			Crude Oil and NGLs
	Oil Sands		Conventional		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	931	655	416	299	1,347	954
Less: Royalties	93	78	54	32	147	110
Revenues	838	577	362	267	1,200	844
Expenses
Transportation and blending	361	241	26	19	387	260
Operating	108	83	69	48	177	131
Production and mineral taxes	-	-	8	6	8	6
(Gain) loss on risk management	26	9	13	6	39	15
Operating Cash Flow	343	244	246	188	589	432

			Natural Gas
	Oil Sands		Conventional		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	16	19	192	213	208	232
Less: Royalties	1	(5)	3	3	4	(2)
Revenues	15	24	189	210	204	234
Expenses
Transportation and blending	1	-	8	10	9	10
Operating	7	6	67	58	74	64
Production and mineral taxes	-	-	1	2	1	2
(Gain) loss on risk management	(5)	(8)	(63)	(86)	(68)	(94)
Operating Cash Flow	12	26	176	226	188	252

			Other
	Oil Sands		Conventional		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	4	4	3	3	7	7
Less: Royalties	-	-	-	-	-	-
Revenues	4	4	3	3	7	7
Expenses
Transportation and blending	-	-	-	-	-	-
Operating	2	1	1	-	3	1
Production and mineral taxes	-	-	-	-	-	-
(Gain) loss on risk management	-	-	-	-	-	-
Operating Cash Flow	2	3	2	3	4	6

			Total
	Oil Sands		Conventional		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	951	678	611	515	1,562	1,193
Less: Royalties	94	73	57	35	151	108
Revenues	857	605	554	480	1,411	1,085
Expenses
Transportation and blending	362	241	34	29	396	270
Operating	117	90	137	106	254	196
Production and mineral taxes	-	-	9	8	9	8
(Gain) loss on risk management	21	1	(50)	(80)	(29)	(79)
Operating Cash Flow	357	273	424	417	781	690

Cenovus Energy Inc.	8	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Results of Operations (For the Twelve Months Ended December 31)

	Oil Sands		Conventional		Refining and Marketing
	2011	2010	2011	2010	2011	2010

Gross Sales	3,291	2,702	2,328	2,284	10,625	8,228
Less: Royalties	284	279	205	170	-	-
Revenues	3,007	2,423	2,123	2,114	10,625	8,228
Expenses
Purchased product	-	-	-	-	9,149	7,674
Transportation and blending	1,231	935	138	130	-	-
Operating	438	367	488	434	481	488
Production and mineral taxes	-	-	36	34	-	-
(Gain) loss on risk management	70	(10)	(152)	(258)	14	(10)
Operating Cash Flow	1,268	1,131	1,613	1,774	981	76
Depreciation, depletion and amortization	347	375	778	799	130	96
Exploration expense	-	3	-	-	-	-
Segment Income (Loss)	921	753	835	975	851	(20)

	Corporate and Eliminations		Consolidated
	2011	2010	2011	2010

Gross Sales	(59)	(124)	16,185	13,090
Less: Royalties	-	-	489	449
Revenues	(59)	(124)	15,696	12,641
Expenses
Purchased product	(59)	(123)	9,090	7,551
Transportation and blending	-	-	1,369	1,065
Operating	(1)	(3)	1,406	1,286
Production and mineral taxes	-	-	36	34
(Gain) loss on risk management	(180)	(46)	(248)	(324)
	181	48	4,043	3,029
Depreciation, depletion and amortization	40	32	1,295	1,302
Exploration expense	-	-	-	3
Segment Income (Loss)	141	16	2,748	1,724
General and administrative	295	246	295	246
Finance costs	447	498	447	498
Interest income	(124)	(144)	(124)	(144)
Foreign exchange (gain) loss, net	26	(51)	26	(51)
(Gain) loss on divestiture of assets	(107)	(116)	(107)	(116)
Other (income) loss, net	4	(13)	4	(13)
	541	420	541	420
Earnings Before Income Tax			2,207	1,304
Income tax expense			729	223
Net Earnings			1,478	1,081

Cenovus Energy Inc.	9	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Financial Results by Upstream Product (For the Twelve Months Ended December 31)

			Crude Oil and NGLs
	Oil Sands		Conventional		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	3,217	2,610	1,492	1,229	4,709	3,839
Less: Royalties	282	276	193	153	475	429
Revenues	2,935	2,334	1,299	1,076	4,234	3,410
Expenses
Transportation and blending	1,229	934	104	86	1,333	1,020
Operating	409	339	244	199	653	538
Production and mineral taxes	-	-	27	28	27	28
(Gain) loss on risk management	87	14	43	5	130	19
Operating Cash Flow	1,210	1,047	881	758	2,091	1,805

			Natural Gas
	Oil Sands		Conventional		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	63	78	825	1,042	888	1,120
Less: Royalties	2	1	12	17	14	18
Revenues	61	77	813	1,025	874	1,102
Expenses
Transportation and blending	2	1	34	44	36	45
Operating	24	23	240	231	264	254
Production and mineral taxes	-	-	9	6	9	6
(Gain) loss on risk management	(17)	(24)	(195)	(263)	(212)	(287)
Operating Cash Flow	52	77	725	1,007	777	1,084

			Other
	Oil Sands		Conventional		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	11	14	11	13	22	27
Less: Royalties	-	2	-	-	-	2
Revenues	11	12	11	13	22	25
Expenses
Transportation and blending	-	-	-	-	-	-
Operating	5	5	4	4	9	9
Production and mineral taxes	-	-	-	-	-	-
(Gain) loss on risk management	-	-	-	-	-	-
Operating Cash Flow	6	7	7	9	13	16

			Total
	Oil Sands		Conventional		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	3,291	2,702	2,328	2,284	5,619	4,986
Less: Royalties	284	279	205	170	489	449
Revenues	3,007	2,423	2,123	2,114	5,130	4,537
Expenses
Transportation and blending	1,231	935	138	130	1,369	1,065
Operating	438	367	488	434	926	801
Production and mineral taxes	-	-	36	34	36	34
(Gain) loss on risk management	70	(10)	(152)	(258)	(82)	(268)
Operating Cash Flow	1,268	1,131	1,613	1,774	2,881	2,905

Cenovus Energy Inc.	10	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Geographic Information

The Refining and Marketing segment operates in both Canada and the U.S. Both of Cenovus’s refining facilities are located and carry on business in the U.S. The marketing of Cenovus’s crude oil and natural gas produced in Canada, as well as the third party purchases and sales of product, is undertaken in Canada. Physical product sales that settle in the U.S. are considered to be export sales undertaken by a Canadian business.

(For the Three Months Ended December 31)

			Refining and Marketing
	Canada (Marketing)		United States (Refining)		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	548	398	2,379	1,912	2,927	2,310
Less: Royalties	-	-	-	-	-	-
Revenues	548	398	2,379	1,912	2,927	2,310
Expenses
Purchased product	546	393	1,994	1,678	2,540	2,071
Operating	5	6	127	106	132	112
(Gain) loss on risk management	-	3	17	(1)	17	2
Operating Cash Flow	(3)	(4)	241	129	238	125
Depreciation, depletion and amortization	-	2	76	33	76	35
Segment Income (Loss)	(3)	(6)	165	96	162	90

(For the Twelve Months Ended December 31)

			Refining and Marketing
	Canada (Marketing)		United States (Refining)		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	1,953	1,604	8,672	6,624	10,625	8,228
Less: Royalties	-	-	-	-	-	-
Revenues	1,953	1,604	8,672	6,624	10,625	8,228
Expenses
Purchased product	1,926	1,579	7,223	6,095	9,149	7,674
Operating	22	16	459	472	481	488
(Gain) loss on risk management	-	-	14	(10)	14	(10)
Operating Cash Flow	5	9	976	67	981	76
Depreciation, depletion and amortization	-	10	130	86	130	96
Segment Income (Loss)	5	(1)	846	(19)	851	(20)

Capital Expenditures

	Three Months Ended		Twelve Months Ended
For the period ended December 31,	2011	2010	2011	2010

Capital
Oil Sands	465	304	1,415	857
Conventional	330	220	788	526
Refining and Marketing	73	139	393	656
Corporate	35	38	127	76
	903	701	2,723	2,115
Acquisition Capital
Oil Sands	40	3	44	23
Conventional	10	7	25	25
Refining and Marketing	-	38	-	38
Corporate	(1)	-	2	-
Total	952	749	2,794	2,201

Cenovus Energy Inc.	11	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Exploration and Evaluation Assets, Property, Plant and Equipment, Goodwill and Total Assets

By Segment

	Exploration and Evaluation Assets			Property, Plant and Equipment
As at	December 31, 2011	December 31, 2010	January 1, 2010	December 31, 2011	December 31, 2010	January 1, 2010

Oil Sands	741	570	452	6,224	5,219	4,870
Conventional	139	143	128	4,668	4,409	4,645
Refining and Marketing	-	-	-	3,200	2,853	2,418
Corporate and Eliminations	-	-	-	232	146	116
Consolidated	880	713	580	14,324	12,627	12,049

	Goodwill			Total Assets
As at	December 31, 2011	December 31, 2010	January 1, 2010	December 31, 2011	December 31, 2010	January 1, 2010

Oil Sands	739	739	739	10,524	9,487	9,426
Conventional	393	393	407	5,566	5,186	5,453
Refining and Marketing	-	-	-	4,927	4,282	3,669
Corporate and Eliminations	-	-	-	1,177	885	501
Consolidated	1,132	1,132	1,146	22,194	19,840	19,049

By Geographic Region

	Exploration and Evaluation Assets			Property, Plant and Equipment
As at	December 31, 2011	December 31, 2010	January 1, 2010	December 31, 2011	December 31, 2010	January 1, 2010

Canada	880	713	580	11,124	9,774	9,645
United States	-	-	-	3,200	2,853	2,404
Consolidated	880	713	580	14,324	12,627	12,049

	Goodwill			Total Assets
As at	December 31, 2011	December 31, 2010	January 1, 2010	December 31, 2011	December 31, 2010	January 1, 2010

Canada	1,132	1,132	1,146	17,536	15,906	15,669
United States	-	-	-	4,658	3,934	3,380
Consolidated	1,132	1,132	1,146	22,194	19,840	19,049

2.   BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

The interim Consolidated Financial Statements of Cenovus have been prepared using the historical cost convention except for the revaluation of certain non-current assets and financial instruments. These Financial Statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”) and International Financial Reporting Standard 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The preparation of these interim Consolidated Financial Statements resulted in changes to the Company’s accounting policies as presented in the Consolidated Financial Statements for the year ended December 31, 2010 prepared under Canadian generally accepted accounting principles (“previous GAAP”). The Company’s accounting policies have been applied consistently to all years presented in these interim Consolidated Financial Statements with the exception of certain IFRS 1 exemptions the Company applied in its transition from previous GAAP to International Financial Reporting Standards (“IFRS”) as discussed in Note 24. These Consolidated Financial Statements include all necessary disclosures required for interim financial statements but do not include all of the necessary disclosures required for annual financial statements. Therefore, these interim Consolidated Financial Statements should be read in conjunction with the Cenovus annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2010 and the annual disclosures and accounting policies included in the interim Consolidated Financial Statements as at and for the three months ended March 31, 2011.

Cenovus Energy Inc.	12	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

2.  BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE (continued)

These interim Consolidated Financial Statements of Cenovus were authorized for issuance in accordance with a resolution of the Audit Committee effective February 14, 2012.

Certain information provided for prior years has been reclassified to conform to the presentation adopted in 2011.

3.  RECENT ACCOUNTING PRONOUNCEMENTS

Joint Arrangements and Off Balance Sheet Activities

In May 2011, the IASB issued the following new and amended standards:

•

IFRS 10, “Consolidated Financial Statements” (“IFRS 10”) replaces IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27”) and Standing Interpretations Committee (“SIC”) 12, “Consolidation – Special Purpose Entities”. IFRS 10 revises the definition of control and focuses on the need to have power and variable returns for control to be present. IFRS 10 provides guidance on participating and protective rights and also addresses the notion of “de facto” control. It also includes guidance related to an investor with decision making rights to determine if it is acting as a principal or agent.

•

IFRS 11, “Joint Arrangements” (“IFRS 11”) replaces IAS 31, “Interest in Joint Ventures” (“IAS 31”) and SIC 13, “Jointly Controlled Entities – Non-Monetary Contributions by Venturers”. IFRS 11 defines a joint arrangement as an arrangement where two or more parties have joint control. A joint arrangement is classified as either a “joint operation” or a “joint venture” depending on the facts and circumstances. A joint operation is a joint arrangement where the parties that have joint control have rights to the assets and obligations for the liabilities, related to the arrangement. A joint operator accounts for its share of the assets, liabilities, revenues and expenses of the joint arrangement. A joint venturer has the rights to the net assets of the arrangement and accounts for the arrangement as an investment using the equity method.

•

IFRS 12, “Disclosure of Interest in Other Entities” (“IFRS 12”) replaces the disclosure requirements previously included in IAS 27, IAS 31, and IAS 28, “Investments in Associates”. It sets out the extensive disclosure requirements relating to an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. An entity is required to disclose information that helps users of its financial statements evaluate the nature of and risks associated with its interests in other entities and the effects of those interests on its financial statements.

•	IAS 27, “Separate Financial Statements” has been amended to conform to the changes made in IFRS 10 but retains the current guidance for separate financial statements.

•	IAS 28, “Investments in Associates and Joint Ventures” has been amended to conform to the changes made in IFRS 10 and IFRS 11.

The above standards are effective for annual periods beginning on or after January 1, 2013. Early adoption is permitted, providing the five standards are adopted concurrently. The Company is currently evaluating the impact of adopting these standards on its Consolidated Financial Statements.

Employee Benefits

In June 2011, the IASB amended IAS 19, “Employee Benefits” (“IAS 19”). The amendment eliminates the option to defer the recognition of actuarial gains and losses, commonly known as the corridor approach, rather it requires an entity to recognize actuarial gains and losses in Other Comprehensive Income (“OCI”) immediately. In addition, the net change in the defined benefit liability or asset must be disaggregated into three components: service cost, net interest and remeasurements. Service cost and net interest will continue to be recognized in net earnings while remeasurements, which include changes in estimates and the valuation of plan assets, will be recognized in OCI. Furthermore, entities will be required to calculate net interest on the net defined benefit liability or asset using the same discount rate used to measure the defined benefit obligation. The amendment also enhances financial statement disclosures. This amended standard is effective for annual periods beginning on or after January 1, 2013, with modified retrospective application. Early adoption is permitted. The Company is currently evaluating the impact of adopting these amendments on its Consolidated Financial Statements.

Cenovus Energy Inc.	13	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

3.  RECENT ACCOUNTING PRONOUNCEMENTS (continued)

Fair Value Measurement

In May 2011, the IASB issued IFRS 13, “Fair Value Measurement” (“IFRS 13”) which provides a consistent and less complex definition of fair value, establishes a single source for determining fair value and introduces consistent requirements for disclosures related to fair value measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 and applies prospectively from the beginning of the annual period in which the standard is adopted. Early adoption is permitted. The Company is currently evaluating the impact of adopting IFRS 13 on its Consolidated Financial Statements.

Financial Instruments

The IASB intends to replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”) with IFRS 9, “Financial Instruments” (“IFRS 9”). IFRS 9 will be published in three phases, of which the first phase has been published.

The first phase addresses the accounting for financial assets and financial liabilities. The second phase will address the impairment of financial instruments, and the third phase will address hedge accounting.

For financial assets, IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. For financial liabilities, although the classification criteria for financial liabilities will not change under IFRS 9, the approach to the fair value option for financial liabilities may require different accounting for changes to the fair value of a financial liability as a result of changes to an entity’s own credit risk.

IFRS 9 is effective for annual periods beginning on or after January 1, 2015 with different transitional arrangements depending on the date of initial application. The Company is currently evaluating the impact of adopting IFRS 9 on its Consolidated Financial Statements.

Presentation of Items of Other Comprehensive Income

In June 2011, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” (“IAS 1”) requiring companies to group items presented within Other Comprehensive Income based on whether they may be subsequently reclassified to profit or loss. This amendment to IAS 1 is effective for annual periods beginning on or after July 1, 2012 with full retrospective application. Early adoption is permitted. The Company is currently evaluating the impact of adopting this amendment on its Consolidated Financial Statements.

Offsetting Financial Assets and Financial Liabilities

In December 2011, the IASB issued the following amended standards:

•

IFRS 7, “Financial Instruments: Disclosures” (“IFRS 7”), has been amended to provide more extensive quantitative disclosures for financial instruments that are offset in the statement of financial position or that are subject to enforceable master netting or similar arrangements.

•

IAS 32, “Financial Instruments: Presentation” (“IAS 32”) has been amended to clarify the requirements for offsetting financial assets and liabilities. The amendments clarify that the right to offset must be available on the current date and cannot be contingent on a future event.

The amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2013 and the amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014, both requiring retrospective application. The Company is currently evaluating the impact of adopting the amendments to IFRS 7 and IAS 32 on its Consolidated Financial Statements.

Cenovus Energy Inc.	14	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

4.  INTERESTS IN JOINT OPERATIONS

Cenovus has a 50 percent interest in FCCL Partnership, a jointly controlled entity which is involved in the development and production of crude oil. In addition, through its interest in the general partner and a limited partner, Cenovus has a 50 percent interest in WRB Refining LP, a jointly controlled entity, which owns two refineries in the U.S. and focuses on the refining of crude oil into petroleum and chemical products.

These entities have been accounted for using the proportionate consolidation method with the results of operations included in the Oil Sands and Refining and Marketing Segments, respectively. Summarized financial statement information for these jointly controlled entities is as follows:

	FCCL Partnership (1)		WRB Refining LP (1)
Consolidated Statements of Earnings For the three months ended December 31,	2011	2010	2011	2010

Revenues	702	467	2,379	1,912
Expenses
Purchased product	-	-	1,994	1,678
Operating, Transportation and blending and Realized gain/loss on risk management	406	276	144	105
Operating Cash Flow	296	191	241	129
Depreciation, depletion and amortization	60	55	76	33
Other expenses (income)	43	70	10	7
Net Earnings (Loss)	193	66	155	89

(1)  FCCL Partnership and WRB Refining LP are not separate tax paying entities. Income taxes related to the Partnerships’ income are the responsibility of their respective Partners.

	FCCL Partnership		WRB Refining LP
Consolidated Statements of Earnings For the twelve months ended December 31,	2011	2010	2011	2010

Revenues	2,364	1,829	8,672	6,624
Expenses
Purchased product	-	-	7,223	6,095
Operating, Transportation and blending and Realized gain/loss on risk management	1,397	1,074	473	462
Operating Cash Flow	967	755	976	67
Depreciation, depletion and amortization	205	210	130	86
Other expenses (income)	(136)	20	(4)	13
Net Earnings (Loss)	898	525	850	(32)

Consolidated Balance Sheets	FCCL Partnership		WRB Refining LP
As at	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Current Assets	937	703	1,402	951
Long-term Assets	6,864	6,419	3,188	2,840
Current Liabilities	317	229	759	559
Long-term Liabilities	83	40	73	327

5.  FINANCE COSTS

	Three Months Ended		Twelve Months Ended
For the period ended December 31,	2011	2010	2011	2010

Interest Expense–Short-Term Borrowings and Long-Term Debt	53	54	213	227
Interest Expense–Partnership Contribution Payable	34	39	138	165
Unwinding of Discount on Decommissioning Liabilities	19	17	75	75
Other	6	10	21	31
	112	120	447	498

Cenovus Energy Inc.	15	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

6.  INTEREST INCOME

	Three Months Ended		Twelve Months Ended
For the period ended December 31,	2011	2010	2011	2010

Interest Income–Partnership Contribution Receivable	29	34	120	144
Other	1	-	4	-
	30	34	124	144

7.  FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Twelve Months Ended
For the period ended December 31,	2011	2010	2011	2010

Unrealized Foreign Exchange (Gain) Loss on translation of:
U.S. dollar debt issued from Canada	(77)	(123)	78	(182)
U.S. dollar Partnership Contribution Receivable issued from Canada	37	77	(107)	91
Other	(3)	16	(13)	22
Unrealized Foreign Exchange (Gain) Loss	(43)	(30)	(42)	(69)
Realized Foreign Exchange (Gain) Loss	13	2	68	18
	(30)	(28)	26	(51)

8.  INCOME TAXES

The provision for income taxes is as follows:

	Three Months Ended		Twelve Months Ended
For the period ended December 31,	2011	2010	2011	2010

Current Tax
Canada	62	22	150	82
United States	2	-	4	-
Total Current Tax	64	22	154	82
Deferred Tax	24	(25)	575	141
	88	(3)	729	223

The following table reconciles income taxes calculated at the Canadian statutory rate with the recorded income taxes:

For the year ended December 31,	2011	2010

Earnings Before Income Tax	2,207	1,304
Canadian Statutory Rate	26.7%	28.2%
Expected Income Tax	589	368
Effect of Taxes Resulting from:
Foreign tax rate differential	78	(22)
Non-deductible stock-based compensation	18	34
Multi-jurisdictional financing	(50)	(93)
Foreign exchange gains (losses) not included in net earnings	(9)	28
Non-taxable capital (gains) losses	(9)	(13)
Capital losses	26	(107)
Adjustments arising from prior year tax filings	31	26
Other	55	2
	729	223
Effective Tax Rate	33.0%	17.1%

The Canadian statutory tax rate decreased to 26.7 percent in 2011 from 28.2 percent in 2010 as a result of tax legislation enacted in 2007.

Cenovus Energy Inc.	16	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

9.  ASSETS AND LIABILITIES HELD FOR SALE

Assets and liabilities classified as held for sale consisted of the following:

As at	December 31, 2011	December 31, 2010

Assets Held for Sale
Property, plant and equipment	116	65

Liabilities Related to Assets Held for Sale
Decommissioning liabilities	54	5
Deferred income taxes	-	2
	54	7

Non-Core Natural Gas Assets

At December 31, 2011, the Company classified certain non-core natural gas assets located in Northern Alberta as assets held for sale. The assets were recorded at the lesser of fair value less costs to sell and their carrying amount, resulting in an impairment loss of approximately $2 million which has been recorded as additional depreciation, depletion and amortization in the Consolidated Statements of Earnings and Comprehensive Income. These assets and the related liabilities are reported in the Conventional segment.

In January 2012, the Company completed the sale of the natural gas assets to an unrelated third party for net proceeds of $63 million.

Marine Terminal Facilities

On November 1, 2010, under the terms of an agreement with a non-related Canadian company, Cenovus acquired certain marine terminal facilities in Kitimat, British Columbia for cash consideration of $38 million. The net assets were recorded at estimated fair value less costs to sell and classified as held for sale. These assets and liabilities were reported in the Refining and Marketing segment. Cenovus recognized a bargain purchase gain of $12 million, resulting from the excess fair value of the net assets acquired over the cash consideration paid. The gain was recorded in other income.

In October 2011, the Company completed the sale of the marine terminal facilities and recorded an after-tax gain on sale of $89 million.

10.  PARTNERSHIP CONTRIBUTION RECEIVABLE AND PAYABLE

The following tables represent Cenovus’s 50 percent share of amounts receivable and payable in relation to the creation and activities of the joint operations with ConocoPhillips (Note 4). Both notes are denominated in U.S. dollars.

Partnership Contribution Receivable

As at	December 31, 2011	December 31, 2010

Current	372	346
Long-term	1,822	2,145
	2,194	2,491

Partnership Contribution Payable

As at	December 31, 2011	December 31, 2010

Current	372	343
Long-term	1,853	2,176
	2,225	2,519

Cenovus Energy Inc.	17	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

10.  PARTNERSHIP CONTRIBUTION RECEIVABLE AND PAYABLE (continued)

At December 31, 2010, in addition to the Partnership Contribution Receivable and Payable, Other Assets and Other Liabilities included equal amounts for interest bearing partner loans, with no fixed repayment terms, related to the funding of refining operating and capital requirements (Notes 15 and 18). These amounts were fully repaid as at December 31, 2011.

11.  INVENTORIES

As at	December 31, 2011	December 31, 2010

Product
Refining and Marketing	1,079	779
Oil Sands	186	80
Conventional	1	-
Parts and Supplies	25	21
	1,291	880

12.  EXPLORATION AND EVALUATION ASSETS

E&E

COST

As at January 1, 2010	580
Additions	350
Transfers to property, plant and equipment (Note 13)	(144)
Divestitures	(81)
Change in decommissioning liabilities	8
As at December 31, 2010	713
Additions	527
Transfers to property, plant and equipment (Note 13)	(356)
Divestitures	(3)
Change in decommissioning liabilities	(1)
As at December 31, 2011	880

Exploration and evaluation assets (“E&E assets”) consist of the Company’s evaluation projects which are pending the determination of technical feasibility and commercial viability. All of the Company’s E&E assets are located within Canada.

Additions to E&E assets for the twelve months ended December 31, 2011 include $15 million of internal costs directly related to the evaluation of these projects (twelve months ended December 31, 2010–$11 million).

For the twelve months ended December 31, 2011, $356 million of E&E assets were transferred to property, plant and equipment – development and production assets following the determination of technical feasibility and commercial viability of the projects in question (twelve months ended December 31, 2010–$144 million).

Impairment

The impairment of E&E assets and any subsequent reversal of such impairment losses are recognized in exploration expense in the Consolidated Statements of Earnings and Comprehensive Income. There were no impairments of E&E assets in 2011 and 2010.

Cenovus Energy Inc.	18	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

13.  PROPERTY, PLANT AND EQUIPMENT, NET

	Upstream Assets
	Development & Production	Other Upstream	Refining Equipment	Other *	Total

COST

As at January 1, 2010	20,836	134	2,419	427	23,816
Additions	1,061	19	651	136	1,867
Transfers from E&E assets (Note 12)	144	-	-	-	144
Transfers and reclassifications	-	-	-	(92)	(92)
Change in decommissioning liabilities	237	-	22	-	259
Exchange rate movements	(2)	-	(142)	-	(144)
Divestitures	(556)	-	-	(21)	(577)
As at December 31, 2010	21,720	153	2,950	450	25,273
Additions	1,704	41	391	131	2,267
Transfers from E&E assets (Note 12)	356	-	-	-	356
Transfers and reclassifications	(326)	-	(5)	(2)	(333)
Change in decommissioning liabilities	403	-	10	1	414
Exchange rate movements	1	-	79	-	80
Divestitures (Note 14)	-	-	-	(4)	(4)
As at December 31, 2011	23,858	194	3,425	576	28,053

ACCUMULATED DEPRECIATION, DEPLETION AND IMPAIRMENT

As at January 1, 2010	11,342	113	15	297	11,767
Depreciation and depletion expense	1,163	11	72	42	1,288
Transfers and reclassifications	-	-	-	(28)	(28)
Impairment losses	-	-	14	-	14
Exchange rate movements	(1)	-	(4)	-	(5)
Divestitures	(383)	-	-	(7)	(390)
As at December 31, 2010	12,121	124	97	304	12,646
Depreciation and depletion expense	1,108	15	85	40	1,248
Impairment losses	2	-	45	-	47
Transfers and reclassifications	(211)	-	(5)	-	(216)
Exchange rate movements	1	-	3	-	4
As at December 31, 2011	13,021	139	225	344	13,729

CARRYING VALUE

As at January 1, 2010	9,494	21	2,404	130	12,049
As at December 31, 2010	9,599	29	2,853	146	12,627
As at December 31, 2011	10,837	55	3,200	232	14,324

* Includes office furniture, fixtures, leasehold improvements, information technology, aircraft and marine terminal facilities.

Additions to development and production assets include internal costs directly related to the development, construction and production of oil and gas properties of $125 million for the twelve months ended December 31, 2011 (for the twelve months ended December 31, 2010–$87 million). All of the Company’s development and production assets are located within Canada. Costs classified as general and administrative expenses have not been capitalized as part of capital expenditures. No borrowing costs have been capitalized in 2011 (2010–$nil).

Capital inventory, which is included in development and production assets, is not subject to depreciation until it is put in use and totaled $52 million at December 31, 2011 (December 31, 2010–$42 million).

Refining expenditures capitalized during the construction phase are not subject to depreciation until put in use and totaled $125 million at December 31, 2011 (December 31, 2010–$1,673 million).

As at December 31, 2011, other property, plant and equipment included $112 million of costs not subject to depreciation until the related assets are put in use (December 31, 2010–$45 million).

Impairment

The impairment of property, plant and equipment and any subsequent reversal of such impairment losses are recognized in depreciation, depletion and amortization in the Consolidated Statements of Earnings and Comprehensive Income.

Cenovus Energy Inc.	19	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

13.  PROPERTY, PLANT AND EQUIPMENT, NET (continued)

Depreciation, depletion and amortization expense includes impairment losses as follows:

As at	December 31, 2011	December 31, 2010

Development and Production	2	-
Refining Equipment	45	14
	47	14

The impairment losses during the year were related to a catalytic cracking unit at the Wood River Refinery, which will not be used in future operations and an impairment on non-core natural gas assets that have been reclassified as held for sale (Note 9). The natural gas assets reside in the Conventional segment. The 2010 impairment loss was related to a processing unit at the Borger Refinery which was determined to be a redundant asset.

14.  DIVESTITURES

In 2011, the Company disposed of non-core oil and gas properties and marine terminal facilities recognizing an after-tax gain of $91 million in the Statement of Earnings and Comprehensive Income. In 2010, an after-tax gain of $116 million was recognized on the disposition of non-core oil and gas properties and corporate assets.

15.  OTHER ASSETS

As at	December 31, 2011	December 31, 2010

Partner Loans	-	274
Long-term Receivables	18	7
Prepaids	8	-
Other	18	-
	44	281

16.  LONG-TERM DEBT

As at	December 31, 2011	December 31, 2010

Canadian Dollar Denominated Debt
Revolving term debt *	-	-
U.S. Dollar Denominated Debt
Revolving term debt *	-	-
Unsecured notes (US$ 3,500)	3,559	3,481
	3,559	3,481
Total Debt Principal	3,559	3,481

Debt Discounts and Transaction Costs	(32)	(49)
Current Portion of Long-Term Debt	-	-
	3,527	3,432

* Revolving term debt may include bankers’ acceptances, LIBOR loans, prime rate loans and U.S. base rate loans.

At December 31, 2011, the Company is in compliance with all of the terms of its debt agreements.

Cenovus Energy Inc.	20	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

17.  DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the future costs associated with the retirement of upstream oil and gas assets and refining facilities. The aggregate carrying amount of the obligation is as follows:

As at	December 31, 2011	December 31, 2010

Decommissioning Liabilities, Beginning of Year	1,399	1,185
Liabilities Incurred	49	44
Liabilities Settled	(56)	(32)
Liabilities Divested	-	(90)
Transfers and Reclassifications	(55)	(5)
Change in Estimated Future Cash Flows	146	51
Change in Discount Rate	218	173
Unwinding of Discount on Decommissioning Liabilities	75	75
Foreign Currency Translation	1	(2)
Decommissioning Liabilities, End of Year	1,777	1,399

The undiscounted amount of estimated cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 4.8 percent as at December 31, 2011 (December 31, 2010–5.4 percent).

18.  OTHER LIABILITIES

As at	December 31, 2011	December 31, 2010

Partner Loans	-	274
Deferred Revenue	35	37
Employee Long-Term Incentives	55	18
Pension and Other Post-Employment Benefits	16	13
Other	22	4

	128	346

19.  SHARE CAPITAL

Authorized

Cenovus is authorized to issue an unlimited number of common shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. The First and Second Preferred Shares may be issued in one or more series with rights and conditions to be determined by the Company’s Board of Directors prior to issuance and subject to the Company’s articles.

Issued and Outstanding

As at	December 31, 2011		December 31, 2010
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount

Outstanding, Beginning of Year	752,675	3,716	751,309	3,681
Common Shares Issued under Stock Option Plans	1,824	64	1,366	35

Outstanding, End of Year	754,499	3,780	752,675	3,716

At December 31, 2011, there were 30 million (December 31, 2010–26 million) common shares available for future issuance under stock option plans. There were no Preferred Shares outstanding as at December 31, 2011.

Cenovus Energy Inc.	21	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

19.  SHARE CAPITAL (continued)

Stock-Based Compensation

A)  Employee Stock Option Plan

Cenovus has an Employee Stock Option Plan that provides employees with the opportunity to exercise an option to purchase common shares of the Company. Option exercise prices approximate the market price for the common shares on the date the options were issued. Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, and are fully exercisable after three years. Options granted prior to February 17, 2010 expire after five years while options granted on or after February 17, 2010 expire after seven years.

Options issued by the Company under the Employee Stock Option Plan prior to February 24, 2011 have associated tandem stock appreciation rights. In lieu of exercising the options, the tandem stock appreciation rights give the option holder the right to receive a cash payment equal to the excess of the market price of Cenovus’s common shares at the time of exercise over the exercise price of the option.

Options issued by the Company on or after February 24, 2011 have associated net settlement rights. The net settlement rights, in lieu of exercising the option, give the option holder the right to receive the number of common shares that could be acquired with the excess value of the market price of Cenovus’s common shares at the time of exercise over the exercise price of the option.

The tandem stock appreciation rights and net settlement rights vest and expire under the same terms and conditions as the underlying options. For the purpose of this financial statement note, options with associated tandem stock appreciation rights are referred to as “TSARs” and options with associated net settlement rights are referred to as “NSRs”.

In addition, certain of the TSARs are performance based (“Performance TSARs”). The Performance TSARs vest and expire under the same terms and service conditions as the underlying option, and have an additional vesting requirement whereby vesting is subject to achievement of prescribed performance relative to pre-determined key measures. Performance TSARs that do not vest when eligible are forfeited.

In accordance with the Arrangement described in Note 1, each Cenovus and Encana employee exchanged their original Encana TSAR for one Cenovus Replacement TSAR and one Encana Replacement TSAR. The terms and conditions of the Cenovus and Encana Replacement TSARs are similar to the terms and conditions of the original Encana TSAR. The original exercise price of the Encana TSAR was apportioned to the Cenovus and Encana Replacement TSARs based on the one day volume weighted average trading price of Cenovus’s Common Share price relative to that of Encana’s Common Share price on the TSX on December 2, 2009. Cenovus TSARs and Cenovus Replacement TSARs are measured against the Cenovus Common Share price while Encana Replacement TSARs are measured against the Encana Common Share price. The Cenovus Replacement TSARs have similar vesting provisions as outlined above for the Employee Stock Option Plan. The original Encana Performance TSARs were also exchanged under the same terms as the original Encana TSARs.

Unless otherwise indicated, all references to TSARs collectively refer to both the Cenovus issued TSARs and Cenovus Replacement TSARs.

NSRs

The weighted average unit fair value of NSRs granted during the twelve months ended December 31, 2011 was $8.27 before considering forfeitures. The fair value of each NSR was estimated on their grant date using the Black-Scholes-Merton valuation model with weighted average assumptions as follows:

2011

Risk Free Interest Rate	2.46%
Expected Dividend Yield	2.16%
Expected Volatility (1)	28.81%
Expected Life (Years)	4.55

(1)  Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

Cenovus Energy Inc.	22	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

19.  SHARE CAPITAL (continued)

The following tables summarize the information related to the NSRs as at December 31, 2011:

As at December 31, 2011
(thousands of units)	NSRs	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	-	-
Granted	5,931	36.96
Exercised as options for common shares	-	-
Forfeited	(122)	37.50
Outstanding, End of Year	5,809	36.95
Exercisable, End of Year	1	37.54

(thousands of units)	Outstanding NSRs			Exercisable NSRs
Range of Exercise Price ($)	NSRs	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	NSRs	Weighted Average Exercise Price ($)

30.00 to 39.99	5,809	6.24	36.95	1	37.54
	5,809	6.24	36.95	1	37.54

TSARs Held by Cenovus Employees

The Company has recorded a liability of $90 million at December 31, 2011 (December 31, 2010–$87 million) in the Consolidated Balance Sheets based on the fair value of each TSAR held by Cenovus employees. Fair value was estimated at the period end date using the Black-Scholes-Merton valuation model with weighted average assumptions as follows:

2011

Risk Free Interest Rate	1.10%
Expected Dividend Yield	2.36%
Expected Volatility (1)	31.95%
Cenovus’s Common Share Price	$33.83

(1) Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

The intrinsic value of vested TSARs held by Cenovus employees at December 31, 2011 was $43 million (December 31, 2010–$42 million).

The following tables summarize the information related to the TSARs held by Cenovus employees as at December 31, 2011:

As at December 31, 2011
				Weighted Average
	Performance			Exercise
(thousands of units)	TSARs	TSARs	Total	Price ($)

Outstanding, Beginning of Year	12,044	7,073	19,117	27.75
Granted	138	-	138	33.40
Exercised for cash payment	(1,274)	(641)	(1,915)	26.31
Exercised as options for common shares	(1,202)	(564)	(1,766)	26.38
Forfeited	(315)	(338)	(653)	28.37
Outstanding, End of Year	9,391	5,530	14,921	28.12
Exercisable, End of Year	4,618	4,256	8,874	29.15

The weighted average market price of Cenovus’s common shares at the date of exercise during the twelve months ended December 31, 2011 was $35.71.

Cenovus Energy Inc.	23	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

19.  SHARE CAPITAL (continued)

	Outstanding TSARs					Exercisable TSARs
(thousands of units)
Range of Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

20.00 to 29.99	7,617	3,578	11,195	3.32	26.43	3,029	2,304	5,333	26.45
30.00 to 39.99	1,711	1,952	3,663	1.40	33.03	1,526	1,952	3,478	33.04
40.00 to 49.99	63	-	63	1.45	43.30	63	-	63	43.30
	9,391	5,530	14,921	2.84	28.12	4,618	4,256	8,874	29.15

The market price of Cenovus common shares at December 31, 2011 was $33.83.

Encana Replacement TSARs Held by Cenovus Employees

Cenovus is required to reimburse Encana in respect of cash payments made by Encana to Cenovus employees when a Cenovus employee exercises an Encana Replacement TSAR for cash. No further Encana Replacement TSARs will be granted to Cenovus employees.

The Company has recorded a liability of $1 million at December 31, 2011 (December 31, 2010–$24 million) in the Consolidated Balance Sheets based on the fair value of each Encana Replacement TSAR held by Cenovus employees. Fair value was estimated at the period end date using the Black-Scholes-Merton valuation model with weighted average assumptions as follows:

2011

Risk Free Interest Rate	0.99%
Expected Dividend Yield	4.31%
Expected Volatility (1)	28.04%
Encana’s Common Share Price	$18.89

(1)  Expected volatility has been based on historical volatility of Encana’s publicly traded shares.

The intrinsic value of vested Encana Replacement TSARs held by Cenovus employees at December 31, 2011 was $nil (December 31, 2010–$6 million).

The following tables summarize the information related to the Encana Replacement TSARs held by Cenovus employees as at December 31, 2011:

As at December 31, 2011
				Weighted Average
	Performance			Exercise
(thousands of units)	TSARs	TSARs	Total	Price ($)

Outstanding, Beginning of Year	6,429	7,098	13,527	31.17
Exercised for cash payment	(1,824)	(451)	(2,275)	26.97
Exercised as options for Encana common shares	(16)	-	(16)	25.71
Forfeited	(308)	(517)	(825)	32.72
Outstanding, End of Year	4,281	6,130	10,411	31.97
Exercisable, End of Year	3,605	4,856	8,461	32.64

The weighted average market price of Encana’s common shares at the date of exercise during the twelve months ended December 31, 2011 was $31.95.

	Outstanding TSARs					Exercisable TSARs
(thousands of units)
Range of Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

20.00 to 29.99	2,437	4,014	6,451	1.48	29.15	1,778	2,740	4,518	29.20
30.00 to 39.99	1,711	2,116	3,827	1.12	36.26	1,694	2,116	3,810	36.28
40.00 to 49.99	131	-	131	1.48	44.86	131	-	131	44.86
50.00 to 59.99	2	-	2	1.39	50.39	2	-	2	50.39
	4,281	6,130	10,411	1.35	31.97	3,605	4,856	8,461	32.64

The market price of Encana common shares at December 31, 2011 was $18.89.

Cenovus Energy Inc.	24	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

19.  SHARE CAPITAL (continued)

Cenovus Replacement TSARs Held by Encana Employees

Encana is required to reimburse Cenovus in respect of cash payments made by Cenovus to Encana’s employees when these employees exercise a Cenovus Replacement TSAR for cash. No compensation expense is recognized and no further Cenovus Replacement TSARs will be granted to Encana employees.

The Company has recorded a liability of $83 million at December 31, 2011 (December 31, 2010–$123 million) in the Consolidated Balance Sheets based on the fair value of each Cenovus Replacement TSAR held by Encana employees, with an offsetting account receivable from Encana. Fair value was estimated at the period end date using the Black-Scholes-Merton valuation model with weighted average assumptions as follows:

2011

Risk Free Interest Rate	0.99%
Expected Dividend Yield	2.36%
Expected Volatility (1)	31.95%
Cenovus’s Common Share Price	$33.83

(1)  Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

The intrinsic value of vested Cenovus Replacement TSARs held by Encana employees at December 31, 2011 was $32 million (December 31, 2010–$60 million).

The following tables summarize the information related to the Cenovus Replacement TSARs held by Encana employees as at December 31, 2011:

As at December 31, 2011
				Weighted Average
	Performance			Exercise
(thousands of units)	TSARs	TSARs	Total	Price ($)

Outstanding, Beginning of Year	8,214	8,940	17,154	28.16
Exercised for cash payment	(4,082)	(2,758)	(6,840)	27.00
Exercised as options for common shares	(55)	(3)	(58)	23.29
Forfeited	(142)	(428)	(570)	29.14
Outstanding, End of Year	3,935	5,751	9,686	28.96
Exercisable, End of Year	3,203	4,319	7,522	29.73

The weighted average market price of Cenovus’s common shares at the date of exercise during the twelve months ended December 31, 2011 was $35.80.

	Outstanding TSARs					Exercisable TSARs
(thousands of units)
Range of Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

20.00 to 29.99	2,197	3,807	6,004	1.55	26.41	1,465	2,375	3,840	26.48
30.00 to 39.99	1,671	1,944	3,615	1.11	32.95	1,671	1,944	3,615	32.95
40.00 to 49.99	67	-	67	1.44	42.88	67	-	67	42.88
	3,935	5,751	9,686	1.38	28.96	3,203	4,319	7,522	29.73

The market price of Cenovus common shares at December 31, 2011 was $33.83.

B) Performance Share Units (PSU)

Cenovus has granted Performance Share Units (“PSUs”) to certain employees under its Performance Share Unit Plan for Employees. PSUs are whole share units and entitle employees to receive, upon vesting, either a Common Share of Cenovus or a cash payment equal to the value of a Cenovus Common Share. The number of PSUs eligible for payment is determined over three years based on the units granted multiplied by 30 percent after year one, 30 percent after year two and 40 percent after year three, multiplied by a performance multiplier for each year. The multiplier is based on the Company achieving key pre-determined performance measures. PSUs vest after three years.

The Company has recorded a liability of $55 million at December 31, 2011 (December 31, 2010–$18 million) in the Consolidated Balance Sheets for PSUs based on the market value of the Cenovus common shares at December 31, 2011. The intrinsic value of vested PSUs was $nil at December 31, 2011 and 2010 as PSUs are paid out upon vesting.

Cenovus Energy Inc.	25	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

19.  SHARE CAPITAL (continued)

The following table summarizes the information related to the PSUs held by Cenovus employees as at December 31, 2011:

(thousands of units)	PSUs

Outstanding, Beginning of Year	1,252
Granted	1,409
Cancelled	(98)
Units in Lieu of Dividends	60
Outstanding, End of Year	2,623

C) Deferred Share Units (DSU)

Under two Deferred Share Unit Plans, Cenovus directors, officers and employees may receive Deferred Share Units (“DSUs”), which are equivalent in value to a Common Share of the Company. Employees have the option to convert either zero, 25 or 50 percent of their annual bonus award into DSUs. DSUs vest immediately, are redeemed in accordance with the terms of the agreement and expire on December 15 of the calendar year following the year of cessation of directorship or employment.

The Company has recorded a liability of $35 million at December 31, 2011 (December 31, 2010–$31 million) in the Consolidated Balance Sheets for DSUs based on the market value of the Cenovus common shares at December 31, 2011. The intrinsic value of vested DSUs equals the carrying value as DSUs vest at the time of grant.

The following table summarizes the information related to the DSUs held by Cenovus directors, officers and employees as at December 31, 2011:

(thousands of units)	DSUs

Outstanding, Beginning of Year	940
Granted to Directors	65
Granted from Annual Bonus Awards	17
Units in Lieu of Dividends	23
Exercised	(3)
Outstanding, End of Year	1,042

D) Total Stock-Based Compensation Expense (Recovery)

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans within operating and general and administrative expenses on the Consolidated Statements of Earnings and Comprehensive Income:

	Three Months Ended		Twelve Months Ended
For the period ended December 31,	2011	2010	2011	2010

NSRs	5	-	16	-
TSARs held by Cenovus employees	13	32	24	45
Encana Replacement TSARs held by Cenovus employees	(1)	(5)	(8)	(20)
PSUs	8	5	27	13
DSUs	2	4	4	9
Total stock-based compensation expense (recovery)	27	36	63	47

20.  CAPITAL STRUCTURE

Cenovus’s capital structure objectives and targets have remained unchanged from previous periods. Cenovus’s capital structure consists of Shareholders’ Equity plus Debt. Debt includes the Company’s short-term borrowings plus long-term debt, including the current portion. Cenovus’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due.

Cenovus Energy Inc.	26	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

20.  CAPITAL STRUCTURE (continued)

Cenovus monitors its capital structure financing requirements using, among other things, non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). These metrics are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength. Debt is defined as short-term borrowings and the current and long-term portions of long-term debt excluding any amounts with respect to the Partnership Contribution Payable or Receivable.

Cenovus continues to target a Debt to Capitalization ratio of between 30 and 40 percent (See Note 24 for the impact of IFRS on the Debt to Capitalization ratio).

As at	December 31, 2011	December 31, 2010	January 1, 2010
Short-Term Borrowings	-	-	-
Long-Term Debt	3,527	3,432	3,656
Debt	3,527	3,432	3,656
Shareholders’ Equity	9,406	8,395	7,809
Total Capitalization	12,933	11,827	11,465
Debt to Capitalization	27%	29%	32%

Cenovus continues to target a Debt to Adjusted EBITDA of between 1.0 and 2.0 times.

As at	December 31, 2011	December 31, 2010
Debt	3,527	3,432
Net Earnings	1,478	1,081
Add (deduct):
Finance costs	447	498
Interest income	(124)	(144)
Income tax expense	729	223
Depreciation, depletion and amortization	1,295	1,302
Exploration expense	-	-
Unrealized (gain) loss on risk management	(180)	(46)
Foreign exchange (gain) loss, net	26	(51)
(Gain) loss on divestiture of assets	(107)	(116)
Other (income) loss, net	4	(13)
Adjusted EBITDA	3,568	2,734
Debt to Adjusted EBITDA	1.0x	1.3x

It is Cenovus’s intention to maintain investment grade credit ratings to help ensure it has continuous access to capital and the financial flexibility to fund its capital programs, meet its financial obligations and finance potential acquisitions. Cenovus will maintain a high level of capital discipline and manage its capital structure to ensure sufficient liquidity through all stages of the economic cycle. To manage the capital structure, Cenovus may adjust capital and operating spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, draw down on its credit facilities or repay existing debt.

In order to increase comparability of Debt to Adjusted EBITDA between periods and remove the non-cash component of risk management, Cenovus changed its definition of Adjusted EBITDA to exclude unrealized gains and losses on risk management activities. The Adjusted EBITDA and the ratio of Debt to Adjusted EBITDA for prior periods have been re-presented in a consistent manner. As noted above, Cenovus’s capital structure objectives and targets remain unchanged from previous periods. At December 31, 2011, Cenovus is in compliance with all of the terms of its debt agreements.

21.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Cenovus’s consolidated financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, Partnership Contribution Receivable and Payable, partner loans, risk management assets and liabilities, long-term receivables, short-term borrowings, long-term debt and obligations for stock-based compensation carried at fair value. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows.

Cenovus Energy Inc.	27	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

21.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

A) Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of those instruments.

The fair values of the Partnership Contribution Receivable and Partnership Contribution Payable, partner loans and long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Risk management assets and liabilities are recorded at their estimated fair value based on mark-to-market accounting, using quoted market prices or, in their absence, third-party market indications and forecasts.

Long-term debt is carried at amortized cost. The estimated fair values of long-term borrowings have been determined based prices sourced from market data. At December 31, 2011, the carrying value of Cenovus’s long-term debt accounted for using amortized cost was $3,527 million and the fair value was $4,316 million (December 31, 2010 carrying value–$3,432 million, fair value–$3,940 million).

B) Risk Management Assets and Liabilities

Under the terms of the Arrangement, the risk management positions at November 30, 2009 were allocated to Cenovus based upon Cenovus’s proportion of the related volumes covered by the contracts. To effect the allocation, Cenovus entered into a contract with Encana with the same terms and conditions as between Encana and the third parties to the existing contracts. All positions entered into after the Arrangement have been negotiated between Cenovus and third parties.

Net Risk Management Position

As at	December 31, 2011	December 31, 2010

Risk Management
Current asset	232	163
Long-term asset	52	43
	284	206
Risk Management
Current liability	54	163
Long-term liability	14	10
	68	173
Net Risk Management Asset (Liability) (1)	216	33

(1)  Of the $216 million net risk management asset balance at December 31, 2011, a liability of $3 million relates to the contract with Encana (December 31, 2010–net asset of $41 million).

Summary of Unrealized Risk Management Positions

As at	December 31, 2011			December 31, 2010
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Crude Oil	22	65	(43)	4	159	(155)
Natural Gas	247	3	244	202	-	202
Power	15	-	15	-	14	(14)
Total Fair Value	284	68	216	206	173	33

Cenovus Energy Inc.	28	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

21.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions

As at	December 31, 2011	December 31, 2010

Prices actively quoted	226	40
Prices sourced from observable data or market corroboration	(10)	(7)
Total Fair Value	216	33

Prices actively quoted refers to the fair value of contracts valued using quoted prices in an active market. Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

Net Fair Value of Commodity Price Positions at December 31, 2011

As at December 31, 2011	Notional Volumes	Term	Average Price	Fair Value

Crude Oil Contracts
Fixed Price Contracts
WTI NYMEX Fixed Price	24,800 bbls/d	2012	US$98.72/bbl	(1)
WTI NYMEX Fixed Price	24,500 bbls/d	2012	C$99.47/bbl	(12)
Other Fixed Price Contracts *		2012-2013		(22)

Other Financial Positions **				(8)
Crude Oil Fair Value Position				(43)

Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	130 MMcf/d	2012	US$5.96/Mcf	131
AECO Fixed Price	127 MMcf/d	2012	C$4.50/Mcf	73
NYMEX Fixed Price	166 MMcf/d	2013	US$4.64/Mcf	43
Other Fixed Price Contracts *		2012-2013		(3)
Natural Gas Fair Value Position				244

Power Purchase Contracts
Power Fair Value Position				15

*    Cenovus has entered into fixed price swaps to protect against widening price differentials between production areas in Canada, various sales points and quality differentials.

**  Other financial positions are part of ongoing operations to market the Company’s production.

Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Three Months Ended		Twelve Months Ended
For the period ended December 31,	2011	2010	2011	2010

Realized Gain (Loss) (1)

Crude Oil	(39)	(18)	(135)	(17)
Natural Gas	67	95	210	289
Refining	(17)	1	(14)	10
Power	1	(1)	7	(4)
	12	77	68	278

Unrealized Gain (Loss) (2)

Crude Oil	(312)	(153)	106	(92)
Natural Gas	76	(115)	38	152
Refining	(9)	(6)	7	(8)
Power	3	(1)	29	(6)
	(242)	(275)	180	46
Gain (Loss) on Risk Management	(230)	(198)	248	324

(1) Realized gains and losses on risk management are recorded in the operating segment to which the derivative instrument relates.

(2) Unrealized gains and losses on risk management are recorded in the Corporate and Eliminations segment.

Cenovus Energy Inc.	29	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

21.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Reconciliation of Unrealized Risk Management Positions from January 1 to December 31,

		2011	2010
		Total	Total
	Fair	Unrealized	Unrealized
	Value	Gain (Loss)	Gain (Loss)

Fair Value of Contracts, Beginning of Year	33
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Year	248	248	324
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	3	-	-
Fair Value of Contracts Realized During the Year	(68)	(68)	(278)
Fair Value of Contracts, End of Year	216	180	46

Commodity Price Sensitivities – Risk Management Positions

The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to fluctuations in commodity prices, with all other variables held constant. Management believes the price fluctuations identified in the table below are a reasonable measure of volatility. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting earnings before income tax at December 31, 2011 as follows:

Commodity	Sensitivity Range	Increase	Decrease

Crude oil commodity price	± US$10 per bbl applied to WTI hedges	(214)	214
Crude oil differential price	± US$5 per bbl applied to differential hedges tied to production	67	(67)
Natural gas commodity price	± $1 per mcf applied to NYMEX and AECO natural gas hedges	(160)	160
Natural gas basis price	± $0.10 per mcf natural gas basis hedges	2	(2)
Power commodity price	± $25 per MWHr applied to power hedge	19	(19)

C) Risks Associated with Financial Assets and Liabilities

Commodity Price Risk

Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. The Company’s policy is not to use derivative instruments for speculative purposes.

Crude Oil – The Company has used fixed price swaps to partially mitigate its exposure to the commodity price risk on its crude oil sales and condensate supply used for blending. To help protect against widening crude oil price differentials, Cenovus has entered into a limited number of swaps and futures to manage the price differentials.

Natural Gas – To partially mitigate the natural gas commodity price risk, the Company has entered into swaps, which fix the NYMEX and AECO prices. To help protect against widening natural gas price differentials in various production areas, Cenovus has entered into a limited number of swaps to manage the price differentials between these production areas and various sales points.

Power – The Company has in place a Canadian dollar denominated derivative contract, which commenced January 1, 2007 for a period of 11 years, to manage a portion of its electricity consumption costs.

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality. Agreements are entered into with major financial institutions with investment grade credit ratings or with counterparties having investment grade credit ratings.

Cenovus Energy Inc.	30	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

21.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at December 31, 2011, over 92 percent (December 31, 2010–92 percent) of Cenovus’s accounts receivable and financial derivative credit exposures are with investment grade counterparties.

At December 31, 2011, Cenovus had two counterparties whose net settlement position individually accounted for more than 10 percent (December 31, 2010–two counterparties) of the fair value of the outstanding in-the-money net financial and physical contracts by counterparty. The maximum credit risk exposure associated with accounts receivable and accrued revenues, risk management assets, Partnership Contribution Receivable, partner loans receivable, and long-term receivables is the total carrying value. The current concentration of this credit risk resides with A rated or higher counterparties. Cenovus’s exposure to its counterparties is acceptable and within Credit Policy tolerances.

Liquidity Risk

Liquidity risk is the risk that Cenovus will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. Cenovus manages its liquidity risk through the active management of cash and debt and by maintaining appropriate access to credit. As disclosed in Note 20, Cenovus targets a Debt to Capitalization ratio between 30 and 40 percent and a Debt to Adjusted EBITDA of between 1.0 to 2.0 times to manage the Company’s overall debt position. It is Cenovus’s intention to maintain investment grade credit ratings on its senior unsecured debt.

Cenovus manages its liquidity risk by ensuring that it has access to multiple sources of capital including: cash and cash equivalents, cash from operating activities, undrawn credit facilities, commercial paper and availability under its debt shelf prospectuses. At December 31, 2011, Cenovus’s committed credit facility was fully available. In addition, Cenovus had in place a Canadian debt shelf prospectus for $1,500 million and a U.S. debt shelf prospectus for US$1,500 million, the availability of which are dependent on market conditions. No notes have been issued under either prospectus.

Undiscounted cash outflows relating to financial liabilities are outlined in the table below:

	Less than 1 Year	1 – 3 Years	4 – 5 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	2,579	-	-	-	2,579
Risk Management Liabilities	54	14	-	-	68
Long-Term Debt (1)	208	1,230	343	5,182	6,963
Partnership Contribution Payable (1)	497	994	994	125	2,610
Other (1)	3	10	3	4	20

(1) Principal and interest, including current portion.

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of Cenovus’s financial assets or liabilities. As Cenovus operates in North America, fluctuations in the exchange rate between the U.S./Canadian dollars can have a significant effect on reported results.

As disclosed in Note 7, Cenovus’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of the U.S. dollar debt issued from Canada and the translation of the U.S. dollar Partnership Contribution Receivable issued from Canada. At December 31, 2011, Cenovus had US$3,500 million in U.S. dollar debt issued from Canada (US$3,500 million at December 31, 2010) and US$2,157 million related to the U.S. dollar Partnership Contribution Receivable (US$2,505 million at December 31, 2010). A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $13 million change in foreign exchange (gain) loss at December 31, 2011 (December 31, 2010–$10 million).

Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect earnings, cash flows and valuations. Cenovus has the flexibility to partially mitigate its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.

At December 31, 2011, the increase or decrease in net earnings for a one percentage point change in interest rates on floating rate debt amounts to $nil (December 31, 2010–$nil). This assumes the amount of fixed and floating rate debt remains unchanged from the respective balance sheet dates.

Cenovus Energy Inc.	31	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

22.  SUPPLEMENTARY INFORMATION

A) Net Earnings Per Share

Three Months Ended	December 31, 2011			December 31, 2010
(millions, except earnings per share)	Net Earnings	Shares	Earnings per Share	Net Earnings	Shares	Earnings per Share

Net earnings per share - basic	266	754.4	$0.35	78	752.2	$0.10
Dilutive effect of Cenovus TSARs	-	2.7		-	2.7
Dilutive effect of NSRs	-	-		-	-
Net earnings per share - diluted	266	757.1	$0.35	78	754.9	$0.10

Twelve Months Ended	December 31, 2011			December 31, 2010
(millions, except earnings per share)	Net Earnings	Shares	Earnings per Share	Net Earnings	Shares	Earnings per Share

Net earnings per share - basic	1,478	754.0	$1.96	1,081	751.9	$1.44
Dilutive effect of Cenovus TSARs	-	3.7		-	2.1
Dilutive effect of NSRs	-	-		-	-
Net earnings per share - diluted	1,478	757.7	$1.95	1,081	754.0	$1.43

B) Dividends Per Share

The Company paid dividends of $603 million, $0.80 per share, for the twelve months ended December 31, 2011 (December 31, 2010–$601 million, $0.80 per share).

The Cenovus Board of Directors declared a first quarter dividend of $0.22 per share, payable on March 30, 2012, to common shareholders of record as of March 15, 2012.

23.  COMMITMENTS AND CONTINGENCIES

Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes it has made adequate provisions for such legal claims. There are no individually or collectively significant claims.

24.  FIRST TIME ADOPTION OF IFRS

Transition to IFRS

The Company has adopted IFRS effective January 1, 2011. The Company adopted IFRS in accordance with IFRS 1 and has prepared its Consolidated Financial Statements with IFRS applicable for periods beginning on or after January 1, 2010, using the accounting policies referenced in Note 3 of the interim Consolidated Financial Statements for the period ended March 31, 2011. For all periods up to and including the year ended December 31, 2010, the Company prepared its Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles (“previous GAAP”). This note explains the principal adjustments made by the Company to restate its previous GAAP Consolidated Financial Statements on transition to IFRS.

Exemptions Applied under IFRS 1

On first-time adoption of IFRS, the general principle is that an entity retrospectively restates its results for all standards in force at the first reporting date. However, IFRS 1 provides certain exemptions from the general requirements of IFRS to assist with the transition process. Cenovus has applied the following exemptions in the preparation of its opening Balance Sheet dated January 1, 2010 (the “Transition Date”):

•                   Fair Value as Deemed Cost – The Company has elected to measure its Refining assets at their fair values at the Transition Date and use those fair values as their deemed cost at that date (see Note A).

Cenovus Energy Inc.	32	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

24.              FIRST TIME ADOPTION OF IFRS (continued)

•                   Deemed Cost Election for Oil and Gas Assets – Under previous GAAP, Cenovus accounted for its oil and gas properties in one cost centre using full cost accounting. The Company has elected to measure its oil and gas properties at the Transition Date on the following basis:

a)              exploration and evaluation assets at the amount determined under the Company’s previous GAAP; and

b)              the remainder allocated to the underlying property, plant and equipment assets on a pro rata basis using proved reserve values discounted at 10 percent at the Transition Date (see Note B).

This basis was used in order to be consistent with the allocation used as part of the Arrangement.

•                   Leases – Cenovus has elected to assess lease arrangements using the facts and circumstances as of the Transition Date under International Financial Reporting Interpretations Committee Interpretation 4, “Determining whether an Arrangement contains a Lease” (“IFRIC 4”).

•                   Employee Benefits – The Company has elected not to apply IAS 19, “Employee Benefits” (“IAS 19”) retrospectively and as such all cumulative actuarial gains and losses on the Company’s defined benefit plans were recognized at the Transition Date (see Note F).

•                   Business Combinations – IFRS 3, “Business Combinations” (“IFRS 3”) has not been applied to business combinations that occurred before the Transition Date.

•                   Cumulative Currency Translation Differences – Cumulative currency translation differences for all foreign operations are deemed to be zero at the Transition Date (see Note J).

•                   Decommissioning Liabilities – Cenovus applied the deemed cost election for oil and gas assets under IFRS 1 and as such decommissioning liabilities at the date of transition have been measured in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”) (see Note D).

•                   Borrowing Costs – In accordance with IFRS 1, the Company has elected to apply IAS 23, “Borrowing Costs” (“IAS 23”) to qualifying assets for which the commencement date for capitalization of borrowing costs occurred on or after the Transition Date. Borrowing costs have not been capitalized on qualifying assets under construction on or before the Transition Date.

•                   Estimates – Hindsight was not used to create or revise estimates and accordingly, the estimates made by the Company under previous GAAP are consistent with their application under IFRS.

Under IFRS 1, the opening Balance Sheet adjustments are recorded directly to retained earnings, or if appropriate, another category of equity. As Cenovus’s paid in surplus reflects the Company’s retained earnings prior to the split of Encana into two independent energy companies, Encana and Cenovus, all opening Balance Sheet adjustments have been recorded to paid in surplus. The impacts of applying the above noted IFRS 1 exemptions and the accounting policy differences between previous GAAP and IFRS are summarized in the following tables:

Reconciliation of Shareholders’ Equity as Reported Under Previous GAAP to IFRS

The following is a reconciliation of the Company’s equity reported in accordance with previous GAAP to its equity in accordance with IFRS at the Transition Date:

Increase (Decrease)	Note	Share Capital	Paid in Surplus	Retained Earnings	AOCI	*	Total

As reported under previous GAAP – December 31, 2009		3,681	5,896	45	(14)		9,608
Revaluations:
Refining property, plant and equipment	A	-	(2,585)	-	-		(2,585)
Oil and gas property, plant and equipment	B	-	-	-	-		-
Deferred asset	C	-	(121)	-	-		(121)
Decommissioning liability	D	-	(38)	-	-		(38)
Stock-based compensation	E	-	(27)	-	-		(27)
Employee benefits	F	-	(14)	-	-		(14)
Deferred income tax	I	-	986	-	-		986
Reclassification of foreign currency translation adjustment to paid in surplus	J	-	(14)	-	14		-
		-	(1,813)	-	14		(1,799)
As reported under IFRS – January 1, 2010		3,681	4,083	45	-		7,809

* Accumulated Other Comprehensive Income (Loss).

Cenovus Energy Inc.	33	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

24.  FIRST TIME ADOPTION OF IFRS (continued)

The following is a reconciliation of the Company’s equity reported in accordance with previous GAAP to its equity in accordance with IFRS at December 31, 2010:

Increase (Decrease)	Note	Share Capital	Paid in Surplus	Retained Earnings	AOCI	*	Total

As reported under previous GAAP – December 31, 2010		3,716	5,896	437	(27)		10,022
Revaluations:
Refining property, plant and equipment	A	-	(2,585)	126	-		(2,459)
Oil and gas property, plant and equipment	B	-	-	(135)	-		(135)
Deferred asset	C	-	(121)	17	-		(104)
Decommissioning liability	D	-	(38)	-	-		(38)
Stock-based compensation	E	-	(27)	9	-		(18)
Employee benefits	F	-	(14)	2	-		(12)
Gain (loss) on divestiture of assets	G	-	-	125	-		125
Pre-exploration expense	H	-	-	(3)	-		(3)
Deferred income tax	I	-	986	(53)	-		933
Reclassification of foreign currency translation adjustment to paid in surplus	J	-	(14)	-	14		-
Period foreign currency translation adjustments	J	-	-	-	84		84
		-	(1,813)	88	98		(1,627)
As reported under IFRS – December 31, 2010		3,716	4,083	525	71		8,395

* Accumulated Other Comprehensive Income (Loss).

Reconciliation of Net Earnings as Reported Under Previous GAAP to IFRS

The following is a reconciliation of the Company’s net earnings reported in accordance with previous GAAP to its net earnings in accordance with IFRS for the three and twelve months ended December 31, 2010:

	Note	Three Months Ended December 31, 2010	Twelve Months Ended December 31, 2010

Net earnings as reported under previous GAAP		73	993
Differences increasing (decreasing) reported net earnings
Depreciation of fair value adjustment on the refining assets	A	48	126
Depletion due to allocation of the full cost pool	B	(30)	(135)
Amortization of deferred asset	C	4	17
Stock-based compensation	E	4	9
Employee benefits	F	1	2
Gain (loss) on divestiture of assets	G	(3)	125
Exploration expense	H	(3)	(3)
Deferred income tax	I	(16)	(53)
		5	88
Net Earnings as reported under IFRS		78	1,081

Cenovus Energy Inc.	34	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

24.  FIRST TIME ADOPTION OF IFRS (continued)

Reconciliation of Comprehensive Income as Reported Under Previous GAAP to IFRS

The following is a reconciliation of the Company’s comprehensive income reported in accordance with previous GAAP to its comprehensive income in accordance with IFRS for the three and twelve months ended December 31, 2010:

	Note	Three Months Ended December 31, 2010	Twelve Months Ended December 31, 2010

Comprehensive income as reported under previous GAAP		(9)	980
Differences increasing (decreasing) reported comprehensive income
Differences in net earnings		5	88
Foreign currency translation	J	56	84
Comprehensive income as reported under IFRS		52	1,152

Reconciliation of Cash from Operating, Investing and Financing Activities Under Previous GAAP to IFRS

The following is a reconciliation of the Company’s cash from operating activities and cash from investing activities reported in accordance with previous GAAP to cash from operating activities and cash from investing activities in accordance with IFRS for the three and twelve months ended December 31, 2010:

	Note	Three Months Ended December 31, 2010	Twelve Months Ended December 31, 2010

Cash from operating activities as reported under previous GAAP		658	2,594
Differences increasing (decreasing)
Exploration expense	H	(3)	(3)
Cash from operating activities as reported under IFRS		655	2,591

Cash from investing activities as reported under previous GAAP		(657)	(1,796)
Differences increasing (decreasing)
Exploration expense	H	3	3
Cash from investing activities as reported under IFRS		(654)	(1,793)

There was no difference between previous GAAP and IFRS related to cash from financing activities.

Notes:

A)    Refining Property, Plant and Equipment

At January 1, 2010, Cenovus elected to measure its refining assets at fair value and to use that fair value as its deemed cost on transition to IFRS. The fair value of the refining assets was determined to be US$4,543 million, US$2,272 million net to Cenovus, which resulted in the carrying value of the refining assets exceeding the fair value. Therefore, the carrying value of property, plant and equipment was reduced by $2,585 million at the Transition Date which represents Cenovus’s share of the reduction to fair value. The decrease in paid in surplus represents the difference between the above fair value and the carrying value under previous GAAP.

In December 2010, it was determined that a processing unit at the Borger Refinery was a redundant asset and would not be used in future operations at the refinery. The fair value of the unit was determined to be negligible based on market prices for refining assets of similar age and condition. Accordingly, under previous GAAP, an impairment of $37 million was recorded. Under IFRS, however, the impairment was only $14 million due to the IFRS 1 election to use the fair value as deemed cost. Therefore DD&A expense under IFRS was reduced by $23 million.

The lower carrying value under IFRS and the impairment adjustment noted above resulted in lower DD&A expense for the three and twelve months ended December 31, 2010 of $48 million and $126 million, respectively.

Cenovus Energy Inc.	35	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

24.  FIRST TIME ADOPTION OF IFRS (continued)

B)    Oil and Gas Property, Plant and Equipment

Under previous GAAP, costs accumulated within each cost centre for oil and gas properties were depleted using the unit-of-production method based on estimated proved reserves determined using estimated future prices and costs on a country-by-country cost centre basis (full cost accounting). Under IFRS, costs accumulated within each area are depleted using the unit-of-production method based on estimated proved reserves determined using estimated future prices and costs on an area-by-area basis. This resulted in an increase in DD&A expense for the three and twelve months ended December 31, 2010 of $30 million and $135 million, respectively. There was no impact on the opening balance sheet as a result of this allocation.

C)    Impairment of Deferred Asset

Under previous GAAP, other assets included a deferred asset, which represented the disproportionate interest received in 2007 and 2008 (15 percent in 2007 and 35 percent in 2008) that arose from the acquisition of the Borger Refinery in 2007. On transition to IFRS, it was determined that as a result of the reduction in the carrying value of the refineries due to the fair value election, the deferred asset was impaired and therefore was written off. Paid in surplus was decreased by the carrying value of the asset under previous GAAP of $121 million. Under previous GAAP, the deferred asset was amortized over 10 years. As such, DD&A expense under IFRS decreased by $4 million and $17 million for the three and twelve months ended December 31, 2010, respectively.

D)    Decommissioning Liabilities

As discussed above, the Company elected to apply the exemption to measure decommissioning liabilities at the Transition Date in accordance with IAS 37. As such, the Company re-measured the decommissioning liabilities as at the Transition Date using the period end credit-adjusted risk-free discount rate and recognized an increase of $38 million to the decommissioning liability.

Consistent with IFRS, decommissioning liabilities under previous GAAP were measured based on the estimated costs of decommissioning, discounted to their net present value upon initial recognition. However, changes to the discount rate were not reflected in the decommissioning liability or the related asset under previous GAAP. Under IFRS, the discount rate is adjusted each reporting period to reflect the current market rate. As at December 31, 2010, property, plant and equipment and the decommissioning liability were $154 million higher under IFRS. There was minimal impact to the unwinding of the discount for the three and twelve month periods ended December 31, 2010.

E)     Stock-Based Compensation

Under previous GAAP, obligations for payments under Cenovus’s stock option plan (with associated tandem stock appreciation rights) were accrued for using the intrinsic method. Under IFRS, these obligations are accrued for using the fair value method. As a result of the re-measurement of the liability as at January 1, 2010 a charge of $27 million was recognized in paid in surplus with an increase to accounts payable and accrued liabilities of $31 million and an increase to accounts receivable and accrued revenues of $4 million. The adjustment to earnings after January 1, 2010 is a result of the differences in the measurement basis under IFRS and previous GAAP. A portion of the compensation costs have been capitalized in property, plant and equipment as the costs are directly attributable to the asset. As at December 31, 2010 property, plant and equipment has been reduced by $4 million.

F)  Employee Benefits

Cenovus elected under IFRS 1 to recognize all unamortized actuarial gains and losses on the defined benefit pension and other post-employment benefits plans at the Transition Date resulting in a $7 million increase to other liabilities, a $7 million decrease to other assets and a $14 million charge to paid in surplus. Under previous GAAP, the actuarial losses continued to be amortized and as such for the three months ended December 31, 2010 operating expense decreased by $1 million. For the twelve months ended December 31, 2010 both general and administrative and operating expense decreased by $1 million.

G)    Gains/Losses on Divestiture of Assets

Under previous GAAP, proceeds on the divestiture of oil and gas properties were credited to the full cost pool and no gain or loss was recognized unless the effect of the sale would have changed the DD&A rate by 20 percent or more. Under IFRS, all gains and losses are recognized on oil and gas property divestitures and calculated as the difference between net proceeds and the carrying value of the net assets disposed. Accordingly, a loss of $3 million was recognized for the three months ended December 31, 2010. A gain of $125 million for the twelve months ended December 31, 2010 was recognized under IFRS. At December 31, 2010 the carrying value of property, plant and equipment increased $133 million and goodwill and decommissioning liabilities were reduced by $14 million and $6 million, respectively.

Cenovus Energy Inc.	36	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

24.  FIRST TIME ADOPTION OF IFRS (continued)

H)    Pre-Exploration Expense

Under IFRS, costs incurred prior to obtaining the legal right to explore must be expensed whereas under previous GAAP these costs were capitalized in the full cost pool. For the three and twelve months ended December 31, 2010, $3 million of pre-exploration costs were expensed as exploration expense under IFRS. The accounting policy difference has resulted in cash from operating activities decreasing by $3 million and cash from investing activities increasing by a corresponding amount for the year ended December 31, 2010.

I)      Deferred Income Taxes

The increase in paid in surplus of $986 million at the Transition Date related to deferred income taxes, reflects the change in temporary differences resulting from the IFRS 1 exemptions applied. For the twelve months ended December 31, 2010 deferred income taxes increased by $53 million to reflect the changes in temporary differences resulting from the IFRS adjustments described above plus a $9 million adjustment to recognize the deferred tax benefit on an intercompany transfer of oil and gas properties. Deferred tax expense increased by $16 million for the three months ended December 31, 2010 as a result of the changes during the period in temporary differences arising from the IFRS adjustments described above.

J)     Currency Translation Adjustments

As previously noted, Cenovus elected to deem all cumulative currency translation differences for all foreign operations to be zero at the Transition Date. All foreign currency translation differences in respect of foreign operations that arose prior to the Transition Date were transferred to paid in surplus.

In addition, AOCI is affected by the revaluation of the adjustments noted above that reside in a foreign operation notably the reduction in the carrying value of the Refining property, plant and equipment, the impairment of the deferred asset and the associated deferred income tax payable. The table below identifies the cumulative balance sheet impact for the period ended December 31, 2010:

Increase (Decrease)	December 31, 2010
Assets
Refining property, plant and equipment	125
Other assets	5

Liabilities and Equity
Deferred income tax liability	46
Accumulated other comprehensive income	98
Paid in surplus	(14)

K)    Reclassifications

Exploration and evaluation (“E&E”) assets

Under previous GAAP, E&E assets were included in property, plant and equipment whereas under IFRS, E&E assets are separately disclosed. Therefore at January 1, 2010 the Company reclassified $580 million from property, plant and equipment to E&E assets. At December 31, 2010, $713 million were reclassified.

Finance costs and interest income

Under previous GAAP, interest was reported on a net basis. Under IFRS, interest expense is included in finance costs and interest income is reported separately.

In addition, under previous GAAP, the unwinding of the discount on decommissioning liabilities was included as accretion expense in the Consolidated Statements of Earnings and Comprehensive Income. Under IFRS this amount has been reclassified to finance costs.

Cenovus Energy Inc.	37	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

24.  FIRST TIME ADOPTION OF IFRS (continued)

Gains/losses on risk management

Under previous GAAP, gains and losses from crude oil and natural gas commodity price risk management activities were recorded in gross revenues. Under IFRS, these activities do not meet the definition of revenue and therefore have been reclassified to (gain) loss on risk management in the Consolidated Statements of Earnings and Comprehensive Income. In addition, risk management activities related to power and the refining business have been reclassified to gain (loss) on risk management activities from operating expense and purchased product, respectively.

Assets and liabilities classified as held for sale

Under previous GAAP, assets held for sale and liabilities related to assets held for sale were included as part of non-current assets and liabilities. Under IFRS, non-current assets that meet the definition of held for sale are required to be classified as current.

Deferred income tax

A net deferred income tax asset has arisen related to the U.S. foreign operations, due to the adjustments noted above. Consistent with previous GAAP, a deferred income tax asset may not be offset against a deferred income tax liability in a different tax jurisdiction.

L)    Net Earnings Per Share

Basic earnings per share

Basic earnings per share under IFRS was impacted by the IFRS earnings adjustments discussed above.

Diluted earnings per share

Under previous GAAP, Cenovus’s TSARs, which may be cash or equity settled at the option of the holder, had no dilutive effect on diluted earnings per share because cash settlement was assumed. Under IFRS, the more dilutive of cash settlement and share settlement is required to be used in calculating diluted earnings per share. The following tables identify the difference between previous GAAP and IFRS:

For the three months ended December 31, 2010	Previous GAAP			IFRS
(millions, except earnings per share)	Net Earnings	Shares	Earnings per Share	Net Earnings	Shares	Earnings per Share

Net earnings per share - basic	73	752.2	$0.10	78	752.2	$0.10
Dilutive effect of exercised Cenovus TSARs	-	0.5		-	0.5
Dilutive effect of outstanding Cenovus TSARs	-	-		-	2.2
Net earnings per share - diluted	73	752.7	$0.10	78	754.9	$0.10

For the twelve months ended December 31, 2010	Previous GAAP			IFRS
(millions, except earnings per share)	Net Earnings	Shares	Earnings per Share	Net Earnings	Shares	Earnings per Share

Net earnings per share - basic	993	751.9	$1.32	1,081	751.9	$1.44
Dilutive effect of exercised Cenovus TSARs	-	0.8		-	0.8
Dilutive effect of outstanding Cenovus TSARs	-	-		-	1.3
Net earnings per share - diluted	993	752.7	$1.32	1,081	754.0	$1.43

Cenovus Energy Inc.	38	For the period ended December 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended December 31, 2011

24.  FIRST TIME ADOPTION OF IFRS (continued)

M)   Debt to Capitalization Ratio

The transition to IFRS resulted in changes to the Company’s Debt to Capitalization ratio as follows:

	Previous GAAP		IFRS
	December 31, 2010	January 1, 2010	December 31, 2010	January 1, 2010

Long-Term Debt	3,432	3,656	3,432	3,656
Debt	3,432	3,656	3,432	3,656
Shareholders’ Equity	10,022	9,608	8,395	7,809
Total Capitalization	13,454	13,264	11,827	11,465
Debt to Capitalization ratio	26%	28%	29%	32%

Cenovus Energy Inc.	39	For the period ended December 31, 2011